Exhibit 99.1

MEDIA RELEASE

April 25, 2022

Algoma Steel Awards Building Contract to Walters Group

SAULT STE. MARIE, ONTARIO, April 25, 2022 — Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced that it has awarded the structural building contract for its electric arc steelmaking facility (“EAF”) to Hamilton, ON-based Walters Group Inc. (“Walters”). Walters will be responsible for fabricating and erecting the main building structure in addition to the necessary dust collection hoods.

Pursuant to the fixed-priced contract, Walters will use Algoma’s steel plate products in the fabrication of the heavy structural components, and will work with local industrial contractor, SIS Manufacturing Inc., for the fabrication of these key elements. Onsite assembly of the building structure is expected to commence in the fall of 2022, with completion targeted within a year.

“Today’s announcement marks another significant milestone in our path to become Canada’s top producer of green steel,” said Michael McQuade, Algoma’s Chief Executive Officer. “Walters has a strong reputation for safe project execution and extensive experience in major industrial projects. When selecting a contractor, it was imperative that we identify those who were willing to work with local contractors, like SIS Group. Walters’ appreciation of our commitment to the Sault Ste. Marie community and partner-oriented model make it an ideal contractor to support Algoma’s transformative EAF project.”

“We are both delighted and honoured to be selected by Algoma to build their new EAF facility in Sault Ste. Marie,” said Peter Kranendonk, CEO of Walters. “We have been designing, fabricating and constructing steel for commercial and industrial projects throughout North America for more than 65 years. As an Ontario-based company, we welcome the opportunity to work with another Canadian icon on a project that is expected to drive a marked carbon reduction in the province we both call home.”

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward looking statements”), including statements regarding Algoma’s planned investment in EAF steelmaking, reduction in carbon emissions, the use of Algoma’s steel plate products in the construction of the EAF facility and Algoma’s position as a top producer in green steel. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: the risk that the benefits of the recently completed merger may not be realized; the risks that Algoma will be delayed or unable to realize its business plans and strategic objectives, including its investment in EAF steelmaking and the corresponding reduction in carbon emissions; the risks that higher cost of internally generated power and market pricing for electricity sourced from Algoma’s current grid in Northern Ontario could have an adverse impact on our production and financial performance; the risks associated with the steel industry generally; and changes in general economic conditions, including as a result of the COVID-19 pandemic. The foregoing list of factors is not exhaustive and readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the prospectus filed by Algoma with the Ontario Securities Commission (the “OSC”) (available under the company’s SEDAR profile at www.sedar.com) and in the registration statement on Form F-1 filed by Algoma with the Securities and Exchange Commission (the “SEC”) (available at www.sec.gov), as well as in the other documents Algoma has filed with the OSC and the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. Algoma’s mill is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

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Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, Algoma has cost-cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Today Algoma is on a transformation journey, investing in its people and processes, optimizing and modernizing to secure a sustainable future. Our customer focus, growing capability and courage to meet the industry’s challenges head-on position us firmly as your partner in steel.

For more information, please contact:

Brenda Stenta

Manager Communications & Branding

Algoma Steel Inc.

Phone: +1.705.206.1022

E-mail: brenda.stenta@algoma.com

About Walters Group

As a well-respected, family-owned steel construction company, general contractors have trusted Walters Group as their partner on commercial and industrial projects throughout North America for over 65 years.

With a passionate team, we bring together our experience and the capacity to deliver on projects of all sizes and levels of complexity. Through our healthy obsession with planning and innovative use of the latest technology, our clients feel confident that they can rely on us to always find a way to get the job done.

Delivering projects on time and on budget is only part of the equation. Our goal for every project is for our client, and all trades and partners, to enjoy the experience of working with Walters.

Laura Valvasori

Director of Marketing

Walters Group Inc.

Phone: +1.416-712.9731

E-mail: LauraV@waltersinc.com

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Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901